July 20, 2010

VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
CF/AD 9
100 F Street N.E.
Washington, D.C.  20549
Attention: Blaise Rhodes

Re:      Forex365, Inc.
Item 4.01  Form 8-K
Filed July 14, 2010

Dear Mr. Rhodes:

On behalf of Forex365, Inc. (the “Company”), we are delivering hereunder a Form 8-K/A (the “Form 8-K”).  This letter is being filed in response to the Securities and Exchange Commission’s (“Staff’s”) comments dated July 15, 2010.

In this letter, we have listed the SEC’s comments in italics and have followed each comment with the Company’s response.

Form 8-K/A, page 1
1.           Item 304(a)(1)(ii) of Regulation S-k requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature each such adverse opinion, disclaimer of opinion, modification or qualification.This would include disclosure of uncertainty regarding the ability ton continue asa going concern in the accountant’s report.

Response:  Pursuant to the Staff’s comments, we have revised our disclosureon p. 1 of the Form 8-K to include uncertainty regarding the ability to continue as a going concern in the accountant’s report.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K/A, (ii) Staff comments or changes to disclosure made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at 212-335-4998.

Sincerely,

William N. Haddad

cc:	Mr. Zhang Li,
Forex365, Inc.